FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of
FEBRUARY 2005

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F             ☒             Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes         ☐                      No           ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                    ).

Enclosure:                                        Press release dated February 23, 2005: Transgene announces Fiscal Year 2004 Financial Results

CONTACT:
Transgene	Cohn & Wolfe	Image 7
Philippe Poncet	Michael Long	Tiphaine Hecketsweiler
C.F.O. and Investors Relations	+ 1 (415) 365-8523	+ 33 (0) 1 53 70 74 70
+ 33 (0) 3 88 27 91 21
www.transgene.fr

TRANSGENE ANNOUNCES FISCAL YEAR 2004
FINANCIAL RESULTS

Strasbourg, France, February 23, 2005 – Transgene (Nasdaq: TRGNY; Eurolist Paris: FR0005175080) announced today unaudited second half and 2004 financial results.

Condensed Consolidated Statements of Operations

US GAAP

	Six months ended December 31,			Twelve months ended December 31,
	2004	2004	2003	2004	2004	2003
(Amounts in thousands)	US$	€	€	US$	€	€
	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)

Total revenues	2 067	1 527	1 182	3 403	2 514	2 501

Research and development	(13 442)	(9 929)	(10 358)	(27 091)	(20 011)	(20 257)
General & administrative	(3 104)	(2 293)	(2 209)	(5 649)	(4 173)	(4 274)
Restructuring	0	0	94	0	0	94
Total operating expenses	(16 546)	(12 222)	(12 473)	(32 740)	(24 184)	(24 437)

Loss from operations	(14 479)	(10 695)	(11 291)	(29 337)	(21 670)	(21 936)

Interest and other income, net	200	148	415	662	489	1 061
Income tax benefit	965	713	0	942	696	0
Net loss	(13 313)	(9 834)	(10 876)	(27 733)	(20 485)	(20 875)

“In 2004, our net cash expenditure was controlled and remained below our original estimate, and our clinical developments progressed very well with the accumulation of promising results,” stated Philippe Archinard, Chief Executive Officer of Transgene.

For the year ended December 31, 2004, Transgene reported unchanged total revenues of € 2.5 million (US$ 3.4 million) compared to 2003. Contract manufacturing and research revenues increased € 0.3 million (US$ 0.4 million) due to sub-contracting agreements with the Association National de Recherche contre le Sida, Merial and International AIDS Vaccine Initiative. Revenues from the manufacturing of clinical lots for Eurovacc, most of which were received during 2004, will be recognized upon final pharmaceutical release of the batches in the first half of 2005. Licensing revenues decreased € 0.2 million (US$ 0.3 million) mainly due to the up-front payment received from Merck & Co., Inc in January 2003. Cost reimbursements from the Association Française contre les Myopathies slightly decreased from € 1.2 million (US$ 1.6 million) to € 1.1 million (US$ 1.5 million) in 2004.

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00  Fax : + 33 3 88 27 91 11

www.transgene.fr

Operating expenses were € 24.2 million (US$ 32.8 million) in 2004, almost unchanged compared to 2003. Research and development costs were down € 0.2 million (US$ 0.3 million) at € 20 million (US$ 27 million). Costs related to basic research and clinical studies decreased. This decrease was largely offset by increases in the costs of manufacturing and control due to work performed under sub-contracts, and in other research and development support activities. General and administrative expenses remained flat at € 4.2 million (US$ 5.7 million).

Due principally to a lower level of cash and cash equivalents, interest income was halved in 2004 (€ 0.5 million or US$ 0.7 million) compared to 2003 (€ 1.1 million or US$ 1.5 million).

The research and development tax credit amounted to € 0.7 million (US$ 0.9 million) in 2004. According to the French tax authorities’ current policies, it will be refunded in 2008 if it has not been used to offset taxable income within the next three years.

Transgene reported a net loss of € 20.5 million (US$ 27.8 million), or € 2.04 (US$ 2.76) per share, in 2004, compared to a net loss of € 20.9 million (US$ 28.30 million), or € 2.08 (US$ 2.82) per share, in 2003.

Cash expenditures in 2004 amounted to € 20.3 million (US$ 27.5 million) compared to € 19.6 million (US$ 26.5 million) in 2003. This increase was primarily due to the decrease by € 0.6 million (US$ 0.8 million) in the cash refund of research tax credit received in 2004 compared to 2003. Interest income also decreased by € 0.6 million (US$ 0.8 million) in 2004 compared to 2003. These negative impacts have been partially offset by lower operating expenses (a decrease of € 0.4 million or US$ 0.5 million) and capital expenditures (a decrease of € 0.3 million or US$ 0.4 million) in 2004 compared to 2003.

At December 31, 2004, Transgene had € 14.7 million (US$ 19.9 million) in cash and cash equivalents.

In December 2004, the principal shareholder of Transgene announced its commitment to cover Transgene’s cash needs until the end of 2005 unless another financing option is adopted during this timeframe.

Conference Call

Transgene will conduct a conference call today, February 23, 2005, at 17 pm Central European Time (11 am US Eastern time). To participate in the conference call, please call one of the following numbers within 10 minutes prior to commencement:

+1 718 354 1158	for the U.S.
+33 (0) 1 55 17 41 79	for France
+44 (0) 20 7784 1014	for other countries

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapy products for the treatment of cancer and infectious diseases. Transgene has a broad portfolio of products in clinical development.

2

This press release contains a forward-looking statement referring to the promising results of Transgene’s clinical studies during 2004;  however, all of Transgene’s potential products are in research, preclinical development or early stage clinical trials, and, as is the case with all biopharmaceutical products under development, results from future studies with more data may show less favorable outcomes.  Current results are preliminary and based upon a small number of patients.  It is uncertain whether any of the products which Transgene is developing will ever demonstrate adequate therapeutic efficacy or achieve regulatory approval or commercial use.  For a description of the risks facing the successful development of Transgene’s products, see Transgene’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the U.S. Securities and Exchange Commission (the “Annual Report”).

This press release also contains a forward-looking statement regarding the funding of Transgene’s cash needs through the end of 2005 which reflects statements made by the Company’s principal shareholder at the Board of Directors meeting on December 7, 2004. It is not a guaranty by the Company of on-going operations or future performance.

Notes : The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.3538, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004. The 2003 accounts have been restated to SFAS 123 “Accounting for Stock based Compensation”.

*** Tables to follow ***

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Condensed Consolidated Balance Sheets

( US GAAP)

	December 31,		December 31,
	2004	2004	2003
(Amounts in thousands)	US$	€	€
	(Unaudited)		(Audited)
ASSETS
Cash and cash equivalents	19 833	14 650	34 940
Other current assets	3 563	2 632	2 522
	23 396	17 282	37 462
Property, plant and equipment, net	9 605	7 095	8 034
Other assets	1 523	1 125	322
	34 525	25 502	45 818

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	7 447	5 501	5 301
Total long-term liabilities	7 809	5 768	5 998
Total shareholders’ equity	19 269	14 233	34 519
	34 525	25 502	45 818

Condensed Consolidated Statements of Operations

US GAAP

	Six months ended December 31,			Twelve months ended December 31,
(Amounts in thousands except share	2004	2004	2003	2004	2004	2003
and per share data)	US$	€	€	US$	€	€
	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)
Revenues
Revenues from collaborative and licensing agreements	2 067	1 527	1 140	3 403	2 514	2 459
Grants received for research and development	0	0	42	0	0	42
Total revenues	2 067	1 527	1 182	3 403	2 514	2 501

Operating expenses
Research and development	(13 442)	(9 929)	(10 358)	(27 091)	(20 011)	(20 257)
General & administrative	(3 104)	(2 293)	(2 209)	(5 649)	(4 173)	(4 274)
Restructuring	0	0	94	0	0	94
Total operating expenses	(16 546)	(12 222)	(12 473)	(32 740)	(24 184)	(24 437)

Loss from operations	(14 479)	(10 695)	(11 291)	(29 337)	(21 670)	(21 936)

Interest and other income, net	200	148	415	662	489	1 061
Income tax benefit	965	713	0	942	696	0
Net loss	(13 313)	(9 834)	(10 876)	(27 733)	(20 485)	(20 875)

Loss per ordinary share	(1,32)	(0,98)	(1,08)	(2,76)	(2,04)	(2,08)
Weighted average number of shares outstanding	10 055 760	10 055 760	10 055 760	10 055 760	10 055 760	10 055 760

Loss per ADS (American Depositary Share)	(0,44)	(0,33)	(0,36)	(0,92)	(0,68)	(0,69)
Weighted average number of ADSs outstanding	30 167 280	30 167 280	30 167 280	30 167 280	30 167 280	30 167 280

Notes : The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.3538, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004. The 2003 accounts have been restated to SFAS 123 “Accounting for Stock based Compensation”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date	February 23, 2005	Transgene S.A.

	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer